[BAKER BOTTS LLP LETTERHEAD]

February 1, 2006

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn: Larry Spiegel

  Re:
  Liberty Media Corporation
  Preliminary Revised Schedule 14A, File No. 1-16615

Ladies and Gentlemen:

        We have been asked by our client, Liberty Media Corporation, to respond to the "unbundling" comment included in the Staff's comment letter of January 30, 2006.

        We are of the view that Rule 14a-4(a)(3) does not require Liberty to unbundle any of the new concepts included in the tracking stock charter. Rather, the "charter proposal" is a unitary proposal: shareholders are being asked to vote on whether they wish to effectively exchange their "ordinary" common stock for common stock divided into two tracking stocks. In this regard, we reiterate that the only provisions in the proposed tracking stock charter that differ materially from the provisions of Liberty's current charter are those that specifically pertain to the terms of its common stock.

        The interpretation of Rule 14a-4(a)(3) expressed in the September 2004 Supplement supports our position. Each of the examples cited in the September 2004 Supplement (i.e., classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and changes in minimum quorum requirements) are susceptible of being voted on in isolation (none is intrinsically related to another). Also, each of the provisions cited is governed by a separate section of the Delaware General Corporation Law (DGCL): classified or staggered boards (and related director removal requirements) are governed by Section 141; supermajority voting provisions are governed by Section 151; delaying the annual meeting for more than a year is governed by Section 211; elimination of the ability to act by written consent is governed by Section 228; and any change in minimum quorum requirements is governed by Section 216.

        In contrast, the designations, preferences, or relative, participating, optional or other special rights of the shares of a Delaware corporation (e.g., classes or series of stock, voting powers, conversion and redemption provisions) are governed by one section of the DGCL: Section 151. Under Section 151(a), "every corporation may issue 1 or more classes of stock or 1 or more series of stock within any class thereof…which classes or series may have such voting powers…and such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in the certificate of incorporation or of any amendment thereto…".

        The terms of the common stock designated in the tracking stock charter comply with Section 151. The provisions in that charter which are referred to by the Staff as "new concepts" are new because tracking stocks have features that are different from traditional common stock. Broken into its simplest terms, Liberty's shareholders are being presented with the following question: "Do you want to reclassify Liberty's common stock into two tracking stocks or not?" Dividing the proposal into a "check the box" menu of acceptable or unacceptable provisions would be inappropriate given that all of those provisions together constitute the tracking stocks being proposed by Liberty.

        As regards the question posed by the Staff regarding voting provisions under Delaware law, nothing in the tracking stock charter obviates the need for the Board to obtain the approval of the holders of a majority in voting power of Liberty's common stock in the event of a sale of all of substantially all of the assets of Liberty. The provisions in the proposed charter regarding the obligation of the Board to choose among a dividend of the net proceeds of a "Disposition" or a conversion or redemption of shares of the Group whose assets have been sold is qualified by the requirement under Section 271 of the DGCL that approval of stockholders be obtained for any sale of all or substantially all of the assets of the consolidated corporation. See the risk factor captioned "New Liberty may dispose of assets of either the Interactive Group or the Capital Group without your approval."

        As for our thinking on the importance of the redemption or asset sale provisions (or any other single provision for that matter) of the tracking stock charter to an investment decision, we do not believe investors in deciding how to vote will attach material significance to any single provision. Rather, it is the basket of provisions that an investor will analyze to come to his or her investment decision, and what is material to an investor, in our view, is how those provisions work together to reflect the separate economic performance of the assets attributed to each Group.

        I would welcome answering any questions you may have regarding the views expressed in this letter.

Sincerely,
/s/ ROBERT W. MURRAY JR. Robert W. Murray Jr.